OPPENHEIMER LARGE CAP REVENUE ETF-EXHIBIT 77C

SPECIAL SHAREHOLDER MEETING (Unaudited)

      On November 13, 2015, a shareholder meeting of Oppenheimer Large Cap Revenue ETF (the "Fund") was held at which Proposal 1, a new Investment Advisory Agreement between Oppenheimer Revenue Weighted ETF Trust (the "Trust"), on behalf of the Fund, was approved as described in the Fund's Proxy Statement dated October 2, 2015. Also at the meeting the Trustees identified below were elected to the Fund. The following is a report of the votes cast:

Proposal 1:  To approve a new Investment Advisory Agreement


               For       Against     Abstain
           3,576,946     25,724     32,542



Proposal 2: To elect Trustees


      Nominee/Proposal          For        Withheld
      Trustees
      Sam Freedman           4,837,433     90,098
      Jon S. Fossel          4,837,936     89,595
      Richard F. Grabish     4,857,008     70,523
      Beverly L. Hamilton     4,858,060     69,471
      Victoria J. Herget      4,858,393     69,138
      Robert J. Malone        4,841,095     86,436
      F. William Marshall, Jr.  4,839,995   87,536
      Karen L. Stuckey         4,856,993     70,538
      James D. Vaughn         4,841,095     86,436
      Arthur P. Steinmetz     4,857,892     69,639